The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to the securities has been filed with the Securities and Exchange Commission. This preliminary pricing supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale of securities is not permitted.

Subject to Completion, dated June 15, 2015

Preliminary Pricing Supplement No. 58

(To Prospectus Supplement dated September 29, 2014,

Prospectus Supplement Addendum dated March 10, 2015 and Prospectus dated June 7, 2013)

Filed Pursuant to Rule 424(b)(2) Registration Nos. 333-189150 and 333-189150-01 June , 2015

Lloyds Bank plc

fully and unconditionally guaranteed by Lloyds Banking Group plc

$          Floating Rate Senior Notes due December 22, 2016,

Medium-Term Notes, Series A (the “Notes”)

Aggregate Principal Amount:	US$	Issuer:	Lloyds Bank plc (“Lloyds Bank”)
Issue Price:	100%	Guarantor:	Lloyds Banking Group plc (“LBG”)
Trade Date:	June 15, 2015	Denominations:	Minimum denominations of US$200,000 and integral multiples of US$1,000 in excess thereof.
Issue Date:	June 22, 2015	Business Days:	New York, London
Maturity Date:	December 22, 2016	Business Day Convention:	Modified following, adjusted
Base Rate:	Federal Funds Rate	Day Count Basis:	Actual / 360
Spread:	Plus 0.54%	Interest Period:	Daily
CUSIP:	5394E8CP2	Interest Reset Date:	Daily
ISIN:	US5394E8CP26	Selling Agents:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Lloyds Securities Inc.

(Terms continued on following page)

U.K. Bail-in Power Acknowledgment: Yes. Each holder of the Notes (including each beneficial owner) acknowledges and agrees to be bound by, and consents to, the exercise of any U.K. bail-in power by the relevant U.K. resolution authority that may result in (i) the cancellation of all, or a portion, of the principal amount of, or interest or coupon on, the Notes and/or (ii) the conversion of all, or a portion, of the principal amount of, or interest or coupon on, such Notes into shares or other securities or other obligations of Issuer, the Guarantor or another person. See, also the section entitled “Agreement with Respect to the Exercise of the U.K. Bail-in Power” on page S-27 of the prospectus supplement, and “Recent regulatory developments in the EU and in the United Kingdom may affect your rights under the Notes and the value of the Notes” below.

The Issuer and the Guarantor have filed a registration statement with the SEC for the offering to which this preliminary pricing supplement relates. Before you invest, you should read this preliminary pricing supplement together with the prospectus dated June 7, 2013 (the “prospectus”) in that registration statement and other documents, including the more detailed information contained in the prospectus supplement dated September 29, 2014 (the “prospectus supplement”) and the prospectus supplement addendum dated March 10, 2015, that the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor, and this offering. You may access these documents on the SEC website at.www.sec.gov. The Guarantor’s Central Index Key, or CIK, on the SEC website is 1160106 and the Issuer’s CIK on the SEC website is 1167831. The prospectus supplement and the prospectus may be accessed as follows (or if such address has changed, by reviewing the Issuer’s and Guarantor’s filings for the relevant date on the SEC website):

•	prospectus dated June 7, 2013

http://www.sec.gov/Archives/edgar/data/1160106/000095010313003580/dp38295_f3asr.htm

•	prospectus supplement dated September 29, 2014

http://www.sec.gov/Archives/edgar/data/1160106/000095010314006753/dp49710_424b2-supp.htm

•	prospectus supplement addendum dated March 10, 2015

http://www.sec.gov/Archives/edgar/data/1160106/000095010315001973/dp54282_424b3-seriesa.htm

Unless otherwise defined herein, terms used in this preliminary pricing supplement are defined in the accompanying prospectus supplement or in the accompanying prospectus.

BofA Merrill Lynch	Lloyds Securities

(Terms continued from preceding page)

New York City Banking Day Convention:	Modified following, adjusted
Initial Interest Rate:	The initial interest rate will be equal to the base rate (to be determined by the calculation agent on the New York City banking day prior to the issue date) plus the spread.
Interest Determination Dates:	The New York City banking day immediately preceding the interest reset date; provided that the interest determination date for an interest reset date that is following the interest calculation date to, but excluding, the following interest payment date will be the New York City banking day immediately preceding the interest calculation date.
Interest Calculation Date:	Two New York City banking days prior to the related interest payment date, subject to adjustment in accordance with the New York City banking day convention.
Interest Payment Dates:	Quarterly, payable in arrears on the 22nd of each March, June, September and December, commencing on September 22, 2015 and ending on the Maturity Date.
Settlement and Clearance:	DTC; Book-entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Trustee and Paying Agent:	The Bank of New York Mellon, acting through its London Branch
Calculation Agent:	Merrill Lynch International
Governing Law:	New York

Supplemental Plan of Distribution

The Selling Agents identified on the cover of this pricing supplement have agreed with us to act in such capacity in connection with the offer and sale of the Notes. In addition, we have agreed to enter into a swap transaction with an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated – please see “Use of Proceeds and Hedging” below.

Use of Proceeds and Hedging

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” on page 1 of the accompanying prospectus. We will enter into a swap transaction with Merrill Lynch, Pierce, Fenner & Smith Incorporated to hedge our obligations under the Notes, and Merrill Lynch, Pierce, Fenner & Smith Incorporated expects to realize a profit in connection with such swap transaction.

Tax Consequences

You should review carefully the section in the prospectus supplement entitled “U.S. Federal Income Tax Consequences.” We intend to treat the Notes as “variable rate debt instruments” for U.S. federal income tax purposes, and we expect them to be treated as issued without original issue discount. You will be required to include stated interest in income at the time it accrues or is received, in accordance with your method of accounting for U.S. federal income tax purposes, and any gain or loss realized upon the sale, exchange or redemption of the Notes generally will be capital gain or loss. Interest income earned with respect to the Notes will be foreign-source income.

For a discussion of U.K. tax considerations relating to the Notes, you should refer to the section in the prospectus supplement entitled “Taxation in the United Kingdom.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Recent regulatory developments in the EU and in the United Kingdom may affect your rights under the Notes and the value of the Notes. The U.K. Financial Services (Banking Reform) Act 2013 became law in the United Kingdom on December 18, 2013, and granted the “U.K. bail-in power” as part of the powers of the U.K. resolution authority. The “U.K. bail-in power” is a power exercisable by the relevant U.K. resolution authority relating to the resolution of banks, banking group companies, credit institutions, and/or investment firms incorporated in the United Kingdom, and is applicable to the Issuer, Guarantor, and its affiliates. The U.K. bail-in power is designed for the relevant U.K. resolution authority to recapitalize a failing institution by allocating losses to its shareholders and bondholders (potentially including holders of the Notes), and includes the power to (i) cancel all or a part of the principal amount of, or interest on, the Notes, or otherwise modify the terms of the Notes and/or (ii) convert all, or part of the principal amount of, or interest on, the Notes into shares or other securities or other obligations of the Issuer, the Guarantor or another person. The U.K. bail-in power will be able to be exercised on or after a date that shall be determined by the U.K. Treasury, and then may be exercised when the relevant U.K. resolution authority determines that (i) the relevant bank is failing or likely to fail, (ii) it is not reasonably likely that any other action can be taken to avoid the bank’s failure, and (iii) it is in the public interest to exercise the U.K. bail-in power.

Any exercise, or threat of exercise, of the U.K. bail-in power would have a significant negative effect on the value of the Notes. In addition, you are likely to have limited rights or no rights to challenge any decision regarding the exercise of the U.K. bail-in power or to have any such decision reviewed by a judicial or administrative process or otherwise. For additional information on the U.K. bail-in power, please see “Recent Regulatory Developments in the E.U. and the U.K.” beginning on page S-28 of the prospectus supplement and “Holders of the

PS-2

Notes may be required to absorb losses in the event we become subject to recovery and resolution action” on page S-4 of the prospectus supplement.

PS-3